UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2024

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐    No ☒

MATERIAL EVENT (HECHO ESENCIAL)

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

Pursuant to Article 9 and subparagraph 2 of Article 10 of Law 18,045 and to the General Rule No. 30, Section II, of the Comision para el Mercado Financiero, and being duly empowered to this effect by the Board of Directors, I hereby report the following material event regarding Embotelladora Andina S.A. (the "Company"), its business, its publicly traded securities or their public offer, as a material event (hecho esencial):

At the Directors' Committee meeting held on July 29, 2024, and at the Board of Directors' meeting held on July 30, 2024, a new Habituality Policy was approved for the Company, under the provisions of letter b) of the last paragraph of Article 147 of Chilean Corporations Law, Articles 171 and 172 of Chilean Corporations Law Regulation and the provisions of General Rule No. 501 issued by the Comisión para el Mercado Financiero on January 8, 2024 (the “Habituality Policy”).

Said Habituality Policy replaces and supersedes the General Habituality Policy approved by the Company's Board of Directors at its meeting held on December 24, 2009, and shall be effective as of September 1, 2024. It will also be made available to shareholders on the Company's website www.koandina.com before that date.

Santiago, July 31, 2024.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, July 31, 2024.